Exhibit 99.2

ICI COMPANY SECRETARY

Debjani Jash, Company Secretary, will be leaving Imperial Chemical Industries PLC on October 31, 2003 after 8 years of service, the past 4 years as Company Secretary, to explore new opportunities.

The Board of ICI wishes to thank Debjani Jash for her valuable contribution throughout the demanding period of the past 4 years.

Michael Herlihy, the General Counsel, has been appointed General Counsel and Company Secretary with effect from November 1, 2003.

- Ends -

October 31, 2003